Filed by: Cole Credit Property Trust V, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cole Credit Property Trust V, Inc. (Commission File No.: 000-55437)
September 11, 2020

Dear Stockholder,

We recently received a request to liquidate your investment in one or more of the following CIM Group real estate investment trusts: CIM Real Estate Finance Trust, Inc. (“CMFT”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and Cole Credit Property Trust V, Inc. (“CCPT V”). Due to an exciting update, we are unable to process your request.

On August 31, 2020, CMFT, CCIT II, CCIT III and CCPT V announced that the companies have entered into definitive agreements whereby, on the terms and subject to the conditions set forth in such agreements, CMFT would acquire each of CCIT II, CCIT III and CCPT V in separate tax-free merger transactions. The transactions are expected to close in the fourth quarter of 2020, subject to certain closing conditions, including the approval of the respective mergers and certain other matters by CCIT II, CCIT III and CCPT V stockholders. The transactions are expected to close concurrently but are not cross-conditioned on the consummation of the others. However, there can be no guarantee that any or all of the mergers will be consummated.

The redemption plans for CMFT, CCIT II, CCIT III and CCPT V have been suspended through the duration of the merger process, and redemption requests will not be honored. Stockholders may participate in CMFT’s redemption plan upon completion of the proposed merger transaction and reinstatement of the redemption plan by the CMFT Board of Directors or, if one or more mergers is not completed, upon the reinstatement of the redemption plan by the Board of Directors of CCIT II, CCIT III or CCPT V, as applicable. The updated redemption form will be available at that time at www.cimgroup.com.

We appreciate the opportunity to serve you and thank you for your patience and understanding during this process. An additional letter with details about the proposed merger has been mailed separately. You may also visit our website at www.cimgroup.com/announcements for updated information related to the merger transactions. If you have any questions, please contact the CIM Shareholder Relations team at 866.907.2653.

Sincerely,

Todd Lockwood
Senior Vice President
Operations & Shareholder Relations

Cautionary Statement Regarding Forward-Looking Information
This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CCPT V and CMFT and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the merger or any of the other mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of CCPT V, as applicable; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event or public offering; the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of CCPT V and CMFT and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in CCPT V’s and CMFT’s, most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and other reports filed by CCPT V and CMFT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, none of CCPT V or CMFT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Additional Information and Where to Find It
In connection with the proposed merger, CMFT intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CCPT V and will also constitute a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCPT V. In connection with the proposed merger, CCPT V intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF CCPT V ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of CCPT V will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Such documents are not currently available.

Participants in Solicitation
CCPT V and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from CCPT V’s stockholders in respect of the proposed merger between CCPT V and CMFT. Information regarding the directors, executive officers and external advisors of CCPT V and CMFT is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC by each entity on March 30, 2020, as amended on April 27, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of CCPT V regarding its proposed merger with CMFT when it becomes available.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC